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                           Filed by Brandywine Operating Partnership pursuant to
          Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
                                      Subject Company: Prentiss Properties Trust
                                                     Commission File No. 1-14516


This filing relates to a proposed acquisition (the "Acquisition") by Brandywine Realty Trust ("Brandywine") of Prentiss Properties Trust ("Prentiss"). The following is a script used on a conference call with analysts held on October 3, 2005 regarding the acquisition and related matters.

                             BRANDYWINE REALTY TRUST
                            MODERATOR: GERARD SWEENEY
                                 OCTOBER 3, 2005
                                 11:00 A.M. EST

OPERATOR: Welcome to a conference call to discuss Brandywine Realty Trust's announcement of its merger with Prentiss Properties Trust.

Before beginning the call, please note some important information pertaining to forward-looking statements. Certain statements made during this call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements, or transactions, expressed or implied, by such forward-looking statements, such risks, uncertainties and other transactions by the shareholder of the company, the satisfaction of closing conditions to this transaction, the company's ability to lease vacant space and to renew or re-let space under expiring leases at exceeded levels, the potential loss of major tenants, interest rate levels, the ability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisition, disposition and developments, including cost overruns and construction delays, unanticipated operating costs, and the effects of general and local economic real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, additional information about the merger and where to find it.

Information provided on this call does not constitute any offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties will file a joint proxy statement prospectus as part of the registration statement on Form S-4, and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the Joint Proxy Statement prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement prospectus, when available, and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC's Web site at www.sec.gov. The definitive joint proxy statement prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, attention Investor Relations, telephone number 610-325-5600, or Prentiss Properties Trust, 3890 West Northwest Highway, Suite 400, Dallas, Texas 75220, attention Investor Relations, telephone number 214-654-0886. Investors and security holder are urged to read the proxy statement, prospectus and other relevant materials as they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers and their ownership of Brandywine securities is set forth in the proxy statement for Brandywine's 2005 annual meeting of shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers and their ownership of Prentiss Properties securities is set forth in the proxy statement for the 2005 annual meeting of shareholders of such properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interest of those persons may be obtained by reading the proxy statement prospectus when it becomes available.

This communication shall not constitute and offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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And now, ladies and gentlemen, I'd like to turn the call over to Brandywine
Realty Trust's President and CEO, Mr. Jerry Sweeney.

GERARD SWEENEY, PRESIDENT, CEO, BRANDYWINE REALTY TRUST: Ilsa (ph), thank you very much for reading that statement. To everyone, good morning and thank you for joining us for this conference call.

I'm delighted to be here in Philadelphia with Mike Prentiss, Chairman, and Tom August, President and CEO of Prentiss Properties, along with Chris Marr and Brad Molotsky of Brandywine.

I'd like to start off by saying how very excited we are about this transaction with both Prentiss Properties and Prudential Real Estate Investment - or investors. Additional information on the transaction can be found on our Web site. We certainly don't anticipate doing a page-by-page review, but the presentation will provide some additional color on key components and the effects of the transaction.

The merger with Prentiss is clearly a transformational event for both organizations. I have always had a tremendous amount of respect for Mike Prentiss, Tom August, and their entire team. Prentiss is one of the finest real estate companies in the country, and we are truly delighted to be joining with them. Along these lines, I am pleased to say that both Mike Prentiss and Tom August have agreed to join our board of trustees upon completion of the merger.

The transaction also involves Prudential Real Estate investors, and I'd like to also express my sincere appreciation and thanks to Gary Kaufman (ph), Jim Walker
(ph) and their entire team for their thoughts, market insights, speed of execution, and a positive, constructive approach during the whole process. As you can well imagine, having three parties involved in a transaction of this magnitude is fairly complicated, and my continued thanks and appreciation to all members of the Prentiss, Prudential and Brandywine teams who have worked hard to make this transaction a reality.

As we announced earlier this morning, Prentiss and Brandywine have agreed to merge in a transaction valued at $3.3 billion. We will spend a significant amount of time discussing the structure of this transaction, its financial implications and our business plan during the call. Prior to doing so, however, I'd like to spend just a few moments on the transaction's strategic rationale.

As many of you know, Brandywine's business plan has always been predicated upon establishing a dominant position in our competitive markets. While opportunity in work still remain, we have accomplished our overriding objective of becoming the dominant office landlord in the greater Philadelphia region. With that position secure, we have been evaluating the best methodology for us to replicate our market concentration strategy in other markets. The merger with Prentiss will implement that broader market strategy.

Stepping back, in doing the 2001 Prentiss-Brandywine Pennsylvania and Northern Virginia property swap we learned very clearly that both Mike and Tom operate their company in a manner very similar to Brandywine. The cultural similarities between the two organizations is strong. Their focus is on real estate, operating performance and development. They control high quality assets, have a deep operating bench, and a land inventory that supports a significant development pipeline. As such, the physical assets, coupled with the combined management team, will clearly serve our shareholders well by forming a stronger combined entity.

The combined resources of all three parties enables this to be a financially sound as well as a strategic transaction. Prudential's purchase of $750 million of assets enables Prentiss to harvest existing value in a strong investment climate and realize an excellent return for their shareholders.

The stock component creates a long-term profit opportunity for their shareholder base in a newly combined company. The cash infusion by Prudential enables Brandywine to execute this transaction in a manner that is accretive to both FFO and net asset value, all while maintaining investment grade balance sheet metrics.

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Post transaction our total capitalization will rank the combined company at the upper echelons of publicly held real estate office companies. Our balance sheet capacity and management depth affords the combined company opportunities heretofore inaccessible to both pre-merger Brandywine and Prentiss. We are absolutely delighted with the merger and with incorporating Prudential to provide additional financial firepower to deliver a transaction that fits the objectives of all parties.

At this point, I'm delighted to turn the microphones, so to speak, over to Mike Prentiss, Chairman of Prentiss Properties.

MICHAEL PRENTISS, CHAIRMAN, PRENTISS PROPERTIES TRUST: Thank you, Jerry, and good morning, everyone.

You know, five years ago we made it clear that Prentiss Properties was open to strategic alternatives that would facilitate our being able to give greater value to our shareholders. Over the ensuing years we have explored many different opportunities with both private and public companies. In some cases it involved our acquiring another company and in other cases our being acquired by someone else. None of these situations in our judgment gave us the necessary assurance that we would enhance our shareholder value with a high degree of confidence of successful execution.

We've known Jerry for several years, and over these years I have watched with admiration as Jerry has built up his management team at Brandywine and has successfully grown the company both internally and through significant external acquisitions. As he's done this, a respect for his organization has only increased.

Last summer when we first began discussions with Jerry we decided this was the right time to pursue this transaction for the following reasons. Real estate is at an all time historic high today in terms of valuation. And the structure that we propose gives our shareholders a chance to take some of that cash off the table through the cash component of the transaction.

Just as importantly, from the outset the chemistry between the Brandywine executives and the Prentiss executives has been exceptional. I can tell you during this entire process and negotiation I think both sides have gained more and more respect for each other, which is very important when you think about the ultimate integration of the two companies. I am extremely confident that under Jerry's leadership that transition will go smoothly.

One of our business philosophies that really started us thinking about a possible transaction five years ago was we have always been a believer that a larger platform would give greater opportunity for growth for our shareholders and a more secure position in times when - that aren't quite as robust as they are today. Capital is not always readily available for real estate, and I think a larger platform will give this combined company a much greater future.

And then finally, as Jerry mentioned, as we spent time together we've really found that our business philosophies, our product types, our method execution are very similar. And I think that also offers well for what the future of this company can be.

So, I'll turn it back over to you, Jerry.

GERARD SWEENEY: Mike, thank you very much. And to you and Tom and the rest of your team, our congratulations. It's been a tremendous undertaking. And we are extremely enthusiastic about moving this transaction to closure and executing on an outstanding business plan.

OK. Onto discuss the transaction, as indicated in our press release Brandywine and Prudential will capitalize an acquisition subsidiary to acquire Prentiss Properties in a merger transaction with a total value of $3.3 billion, including assumed liabilities. Immediately following the merger Brandywine will distribute approximately $750 million of properties directly to Prudential in exchange for their interest in the acquisition subsidiary.

Brandywine's share of the overall transaction is approximately $2.5 billion, payable in cash and stock consideration. Prentiss Properties shareholders will receive $43 per share allocated as $21.50 per share in cash and $21.50 per share in Brandywine stock at an implied ratio of 1.38 shares of Brandywine stock for every share of Prentiss stock. The implied Brandywine stock price is $31.16,

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which is representative of a 20-day average closing price. The exchange ratio is fixed, with no cap or collar, evidencing the strong belief both companies have in the transaction. Both the cash and stock portions of the consideration are expected to be fully taxable to Prentiss Properties shareholders.

The board of trustees for the combined company will include the eight existing Brandywine board members in addition to Mike Prentiss and Tom August, who will join the board following the merger. As I mentioned earlier, we're delighted to welcome them to our board. I think it speaks well of their strong commitment to the combined company. Their insight and experience in evaluating future investment and development opportunities in markets which Brandywine did not have a previous presence will be extremely helpful to our board as we evaluate capital deployment alternatives.

From a real estate perspective the combined company will have a capitalization of approximately $5.9 billion. We will own 317 properties, totaling 32 million square feet. In addition, total assets either owned or under management including joint venture properties with Macquarie, ABP and IBM will exceed $7 billion, representing almost 49 million square feet.

We are also delighted to report that except for Denver we will retain management and leasing for a two-year period on the properties that will be sold to Prudential.

The strategic rationale for the transaction is quite simple. One of Brandywine's primary objectives was to increase our market capitalization in an accretive, balance, risk-adjusted manner, very much along the same lines that Mike indicated his company was seeking to achieve. As we started to evaluate large scale investment opportunities it was clear that purchasing properties in today's investment market without a strong management support system was a risk that Brandywine was not willing to undertake. That was the driving catalyst behind our discussion with Prentiss, where we could combine both high quality assets with a very seasoned management team, enabling the combined company to effectively expand our respective geographic footprints.

Our growth plan is very straightforward. We will opportunistically add to market positions in Philadelphia, in the Philadelphia region and Austin. We plan to significantly expand our presence over the next few years in the metropolitan DC area as well as Northern and Southern California. The Dallas portfolio is high quality, with a strong management team. And, as such, we believe Dallas represents a valuable capital recycling opportunity for our company. We plan to proceed with Prentiss's previously announced strategy regarding Dallas and through sale or joint venture activity reduce our investment base there by at least a third within 12 to 24 months following the merger.

Another item you need to take a look at is the combined land inventory. The development pipeline of this company is truly impressive. It encompasses almost eight million buildable square feet. Prentiss Properties had plans to proceed with several developments. We plan on moving forward with those as well as our previously announced development starts in New Jersey.

We view the development pipeline as a strong FFO and net asset value growth driver over the next several years. This pipeline is certainly at the top echelons of all publicly held companies. And we'll use our combined development experience and new balance sheet capacity to continue to grow this avenue of our business.

We believe the transaction's financial structure maintains our investment grade balance sheet and positions the company for a wider range of capital deployment opportunities. We have previewed this structure with the agencies and expect an affirmation of our ratings.

From a financing perspective, Brandywine's cash component will be raised through a bridge financing commitment through J.P. Morgan, who also advised Brandywine and Prudential in the transaction. And that facility will have terms that parallel our existing credit facility. Following closing, we will enter the unsecured note market, and through a blend of five- and 10-year notes refinance this one-year facility. To mitigate the risk of any further interest rate volatility we are also actively evaluating an interest rate hedging or swap strategy to take away interest rate risk. We further contemplate as part of the transaction to expand our existing $450 million credit facility between now and closing.

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From an FFO standpoint, as I mentioned earlier, the transaction is accretive and our range of estimates is that it will be between four and six cents accretive during 2006, giving us a two to three percent accretion rate. We have factored in synergy savings of approximately $4 million, which represents about 27 percent of Prentiss's existing G&A expenses and the effect of straight line rents, FAS 141, and interest expense.

The timing of this announcement is somewhat awkward in that we typically provide following year guidance with our third quarter call. At this time, however, we are providing a preliminary pro forma FFO range after giving effect of this transaction of between $2.61 and $2.69 for 2006. And Chris will touch on that in a few moments. Our hope is to further refine this number during a third quarter earnings conference call, which will occur in several weeks.

From a revenue standpoint, the transaction increases our revenues by approximately 70 percent. Square footage owned increases from 19.8 million to 32 million square feet, an increase of 62 percent. From a real estate standpoint our average purchase price is $198 a square foot at a cash cap rate based on our 2006 pro forma NOI in the mid seven percent range. And after factoring in land and transaction costs, our estimate again on 2006 numbers is a cash cap rate in the seven percent range.

Strategically, our overriding objective is to replicate our market concentration strategy by establishing significant operating platforms in our core markets. One of the Prentiss organization's major advantages is the depth of their regional infrastructure, existing in market knowledge, and their historical high performance. We will continue the Prentiss current regional organizational structure. And our approach to company integration is to insure best practices and a team approach. The combined company's management structure will reflect those key objectives.

Along those lines, I am delighted to announce that Bob Wiberg, who currently heads up Prentiss's largest operation in Washington DC, will join the Brandywine executive team as executive vice president of operations. In this capacity all of Brandywine's existing regions as well as the existing Prentiss regions will report to Bob. This will ensure best practices on the entire operating side of our business.

Further, we are also proud to announce that Greg Imhoff, who currently serves as Prentiss's chief administrative officer, will join Brandywine in a similar capacity as chief administrative officer. Greg's primary objective will be to oversee our human resources, insurance, tax, benefits, compensation plans, as well as key components of the company-wide integration efforts.

Also, we are delighted to announce that Scott Fordham, currently chief accounting officer for Prentiss, will be joining Brandywine as vice president and chief accounting officer. That will again insure consistent company-wide integration of our financial reporting systems.

As a corollary I'm also delighted to announce that Tim Martin, our current chief accounting officer, will be moving up into a key role as vice president of finance and treasurer to work more closely with Chris Marr and myself on the capital market side of our business.

The addition of these Prentiss individuals reflects, I think, both the strength and depth of the Prentiss management team and, more importantly, the company's driven objective to execute an integration program as expeditiously as possible. I would also anticipate that over the next several weeks we will be announcing additional changes to the management structure.

Let me be clear, one of the driving forces behind this transaction is the strength of the combined management team, and our integration plan is designed to optimize that advantage. We are planning on significant future growth. And in addition to our now strong capital base and our development capacity, management infrastructure is a key driver towards that objective. Make no mistake, operating acumen, capital deployment and effective execution on a wider range of real estate opportunities will be the hallmark of our organization.

From a technology standpoint, the stand-alone size of both companies heretofore limited our individual abilities to maximize the advantages that technology presents to our business processes. While certainly both companies have done an excellent job of having established financial reporting systems, neither has yet really been able to be in a position to capitalize on utilizing technology to affect fundamental business process changes. We will now have the scale to execute selective technology options and turn technology into a competitive advantage, particularly over our private market competitors.

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From a balance sheet standpoint the objective is clearer and is to continue to improve our balance sheet capacity. Our uncompromising goal remains to maintain our investment grade ratings and improve those ratings over the next few years. The company will continue to reduce our reliance on secure debt. As evidence of that objective, we will be paying off approximately $104 million of secured debt and incurring some prepayment penalties as part of this transaction. Our primary debt financing vehicles going forward will be our line of credit and publicly issued debt securities.

In addition to these debt financing avenues, however, we're also excited about our relation with ABP. The Prentiss organization has a longstanding excellent relationship with ABP, and Brandywine's asset base in Southern California will primarily be the ABP joint venture assets. We look forward to a continued solidification of that relationship and hopefully expanding it in a significant way.

We are also excited about the prospects this transaction presents for our relationship with Macquarie Office trust, with whom we have an existing venture on approximately $140 million of assets. As we explore expansion opportunities Macquarie and ABP present alternative sources of equity financing and enhanced revenue streams to the management and leasing arrangements.

At this point Chris Marr will walk through the pro forma FFO calculation and review our balance sheet and financing timeline.

CHRISTOPHER MARR, CFO, SVP, BRANDYWINE REALTY TRUST:  Thank you, Jerry.

As Jerry mentioned, I will now walk through the interim and long-term financings anticipated for the transaction as well as address our pro forma accretion and the credit statistics. As a point of reference, I'll be referring to pages 13 and 14 of the PowerPoint presentation available on our Web site, BrandywineRealty.com.

As previously mentioned, our practice is to provide detailed earnings guidance when we announce third quarter results. This is consistent with our budget timeline and our strategic planning process, which wrap up in mid October. Our plan is to remain consistent with that practice and provide Brandywine stand-alone 2006 guidance when we release third quarter earnings in a few weeks.

So, that being said, we are going to walk through the anticipated accretion of this transaction, utilizing as a starting point Brandywine 2006 FFO per share of a range of $2.55 to $2.65. This pro forma is based off of our internal company model, not our detailed budgets. So, while it is directionally correct it should not be interpreted as representing our specific detailed 2006 earnings guidance.

As Jerry said, this transaction is pro forma four to six cents accretive in 2006. Referring you to page 13 of the PowerPoint, I'll walk through the analysis of that accretion. We start with the pro forma FFO for Brandywine, as I previously discussed. Prentiss Properties pro forma GAAP NOI from the assets that the company - that the combined entity will own is $188 million. This includes straight line rent and tenant reimbursements. The existing G&A on a run rate basis at Prentiss is $15 million and the interest expense on the mortgages the combined company will assume is $27 million. Therefore, the contribution to the midpoint FFO of Brandywine is $146 million.

We then move into the transaction adjustments. The combined company pro forma assumes a midpoint of synergies of $4 million, consisting primarily of reduced overhead and public company expenses.

Our current view on the impact of the FAS 141 amortization of above or below market leases is a $4 million reduction to FFO. The incremental interest expense is to reflect the bonds and credit facility borrowings we assume on this transaction and is approximately $50 million at the midpoint.

Third party management fees reflect the anticipated fees from the Prudential management agreement as well as some additional management fees on some of the assets within the Prentiss portfolio that Brandywine expects to manage going forward.

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Adding the incremental shares issued by Brandywine to the existing Prentiss shareholders then results in pro forma diluted shares of approximately $94 million. Thus, the 2006 pro forma combined at the midpoint is $2.66 per share with a range, as Jerry mentioned, of $2.61 to $2.69, reflecting ranges around the synergies as well as the interest expense and the NOI coming from both Brandywine and the pro forma company.

The structure and financing of this transaction is consistent with our commitment to our fixed income investors. The interim financing to close the transaction is comprised of a $750 million bridge facility provided by J.P. Morgan. This facility is a 364-day term and has pricing and covenants in line with our credit facility. In addition, J.P. Morgan has provided a $600 million backstop to our existing credit facility.

Our permanent financing is expected to consist of $750 million of public bonds, with five to 10 year terms. We have previously discussed a bond offering to reduce the outstandings on our existing credit facility, and our numbers reflect a continued - continuation of that aforementioned plan.

We have previewed this transaction with the rating agencies and each has either already or we fully expect will shortly affirm the existing rating and outlook on Brandywine.

The graphs on page 13 - I'm sorry, on page 14 illustrate the continuing credit improvement story that we articulated when we executed our debut bond offering in the fall of 2004. As you would expect, given the capital plan we have pulled together for this transaction, our leverage levels and coverage levels remain fairly consistent with existing Brandywine expectations, well within the existing ratings category and show continuous improvement into 2007.

At this point, I would like to turn the call over to Mike Prentiss for any closing observations that Mike or Tom have.

MICHAEL PRENTISS:  Thank you, Chris.

You know, it's never easy to think about relinquishing control of a company, particularly when your name's in the front door. But I think both Jerry and Chris have made a compelling argument in their remarks as to why we believe this is very good for our shareholders.

Just as importantly, one of the things that we're concerned with is what's good for our employees as well, since we - many of our employees have been with us since we first started the organization in 1980. And I firmly believe that Jerry's commitment with his management team to have a smooth integration is going to make it good for all of them. I can tell you that Tom and I are both looking forward to being active members of the board, giving Jerry our full support as he continues to grow this combined company.

And I also want to tell you that I fully intend to retain my shares in the company because I firmly believe it has a great future ahead of it.

Tom, would you like to say something?

THOMAS AUGUST, PRESIDENT, CEO, PRENTISS PROPERTIES TRUST: Yes. I'd just like to make a couple of comments.

I think that you can tell from Mike's comments as well as Jerry's enthusiasm during this presentation that we're all excited about the transaction and the way it's been structured. To echo what's been said before, the cash component allows our shareholders to crystallize or to lock in the gains we've made during the last few years, hopefully as a result of the work of Prentiss Properties but also the improvement in the overall real estate investment climate.

As importantly, we spent a lot of time analyzing and thinking about the stock component of the consideration we are receiving. Not only do we think the exchange ratio represents a fair value for our shareholders, but with the new operating platform, the land inventory, the development pipeline we think there's a real opportunity for accelerated growth as the real estate operating environment continue to improve.

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I think one of the most important things we all need to think about is that successfully integrating these two companies is a key component of making this deal work. Clearly Mike and I are committed to working with the Brandywine team through closing and well beyond, if necessary, to insure that the process goes as smoothly as possible. But I think, more importantly, is Jerry's openness and willingness to take the best from both organizations to make this an even better company than it already is. By having Bob Wiberg, Greg Imhoff, Scott Fordham take on senior roles in the company, you are adding additional strength to an already very, very good organization.

You know, I believe, we believe and I hope you'll join us in the belief that all the ingredients are here to make this transaction and, more importantly, the new combined company successful from everybody's perspective.

Jerry?

GERARD SWEENEY: Great, Tom. Thank you very much. And my thank you for your comments, and Chris also.

We're reaching the end of our prepared comments. I'm sure you have some questions. But I think as we have assessed this process over the last several months and - as both companies continue to learn more about each other, I think the level of respect and the level of cooperation has continued to increase. And, frankly, I think the enthusiasm has really increased at a fairly dramatic rate.

I think as real estate people we understand that growth is a major driver of success. And one of the key drivers of growth is having as wide a deployment range and opportunity profile as possible. This transaction really does give both companies a much wider array of deployment opportunities and gives us the ability to execute well. This is a situation where Prentiss Properties is a well run organization. Brandywine hopefully agrees the same - was the same way. And we've all had our run of good successes. But as we looked at the capital landscape, the recovering real estate markets, the push towards more capital and higher liquidity, this transaction really became increasingly clear as being a very, very attractive alternative.

We will be filing a joint proxy in the next several weeks and anticipate the transaction will close sometime late in the fourth quarter of 2005 or very early in 2006.

As you've heard the team mention today, there's a collective belief that this is a tremendous transaction for both companies. From a financial standpoint I think it met the objectives of all three parties and is from Brandywine's standpoint certainly accretive as we measure both net asset value and FFO. It broadens the operating platform for both organizations with the financial capacity and public market float to dramatically accelerate, as Tom touched on, our future growth process.

Our business plan is definable. And I can assure you it will be efficiently executed by a very deep, well seasoned team of outstanding real estate professionals. Our development pipeline and increased management depth will undoubtedly accelerate the growth rate even from same store operations that we'll be able to pick up. Priority focus will be commencing the integration. The broader based executive team of the company is well positioned to initiate that process right away.

So, we certainly anticipate that the integration process will be well underway by the time the transaction closes because, again, our overall objective here is to broaden this platform, integrate it well and position the combined company for future growth.

So, Ilsa (ph), with that, that concludes our prepared commentary. And we're certainly now happy to open the floor up for any questions.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question, please press star, one on your telephone keypad at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. Once again, that is star, one for any questions at this time.

Our first question is coming from Ross Nussbaum, with Banc of America Securities. Please go ahead.

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ROSS NUSSBAUM, ANALYST, BANC OF AMERICA SECURITIES: Hi, guys, good morning. A question first for Mike and Tom and I guess the question is this. I guess you may understand that investors may be going through a little bit of deja vu here because you're looking to merge with a regionally focused publicly traded REIT. What's different about this transaction in your mind versus the one you had contemplated entering into a few years back with Cali?

MIKE: This is Mike. I'll tackle that first and I'll let Tom add to it. I think it's very different. I think that first off we learned a lot of things in that process with Mack-Cali. Number one, that we needed to structure a deal that was good for both shareholder parties. Number two, and just as importantly, the chemistry had to be right and we had to have confidence that it could be integrated. Those things are present today - I'm not sure they were five years ago. And that's a large part of it.

Secondly, I think that the real estate climate is different today. As we talked about, from our shareholder perspective this is a good time for us to realize some of that value. I think Jerry, as I mentioned in my comments, has really demonstrated clearly that they have the ability with their other acquisitions like the Rubenstein portfolio for example, to be able to integrate large transactions smoothly into their company and be able to take it to the next level. I am very confident in the time that we spent with Jerry and his team that they have the leadership that can take this forward and that's the biggest single different here I think.

TOM AUGUST: The only other comment I would add is the form of consideration is somewhat different than it was in Mack-Cali. And then also I think you see, as we all stated, the addition of some of the Prentiss people really exhibits a willingness to make sure that this is the best of the best and that the integration process goes very smoothly. So while there are some similarities, I think there are a lot of differences that make this much appealing to us.

ROSS NUSSBAUM: And Jerry, can you talk a little bit about how the asset split worked between yourselves and Prudential? How did they wind up with most of the southern Cal assets?

JERRY SWEENEY: I'd be happy to, Ross. Clearly it was a negotiated transaction with Prudential through the entire process, but it was a very positive one and it was one that, as both Tom and Mike touched on and I touched on in my comments, was an important piece of the transaction to deliver the value to both parties. I mean, clearly the transaction needs to be structured to provide a harvesting of some value to the Prentiss shareholders and needs to work very much within the constructs of Brandywine's desire to have an accretive and a balance sheet-positive transaction. As we initially started to look at the Prentiss portfolio, obviously one of our core objectives was to garner as much of the Washington, D.C., market as possible as we felt that that was a very viable expansion platform for us.

And as we walked through the rest of the transaction, each side had appetites for different markets and there was a balancing technique that took place to make sure that we mutually met our combined objectives. So, I guess the short answer there was it was a negotiated process. I think that certainly Prudential had a strong desire to expand their experience and their platform in southern California whereas we had the same desire to do it in Washington, D.C. So that was one of the predicates going into the transaction and the rest was an asset-by-asset valuation process where we independently and then jointly assessed value through the portfolio.

ROSS NUSSBAUM: OK, and final question. What happens if Chicago and Detroit asset sales fall through? Is the deal contingent upon those closing?

JERRY SWEENEY: No, the deal's not contingent on that at all. In fact we're very pleased with the progress that Tom and Mike have made thus far on the Chicago initiative. We had factored into our financing arrangement with J.P. Morgan the ability to essentially bridge out those sales in the event they are not completed by the time we close the transaction. We're further comforted in that by the fact that Prentiss does have a very seasoned team there are on the ground in Chicago led by Larry Krueger who is very highly regarded within the Prentiss organization. And his sole focus is to make sure that this transaction happens and then we can certainly discuss and see whether there's any opportunities for Larry in our organization.

But I think the process of Chicago and Detroit is moving on track, and I don't if Tom might give any comments on that, but we've certainly structured the transaction so it can progress without all of the being buttoned down by the time the closing date arrives.

ROSS NUSSBAUM:  Thank you.

OPERATOR: Thank you. Our next question is coming from Jon Litt, with Citigroup. Please go ahead.

JOHN LITT, ANALYST, CITIGROUP: Hi. I'm here with Jordan Sadler (ph) as well. A couple of more technical questions. What's the vote requirement for both, simple majority, super majority?

JERRY SWEENEY: Simple majority.

JOHN LITT: Both Prentiss and Brandywine?

JERRY SWEENEY: That is correct.

JOHN LITT: Why is this a taxable transaction?

JERRY SWEENEY: It's a taxable transaction for a couple reasons. One is the involvement of a third party, i.e. Prudential, on acquiring a portion of the portfolio would immediately generate a taxable gain. So there was going to be a large part of the transaction taxable in any event. And I think we thought it was important to position the combined company with the highest level of flexibility for asset recycling by affording a step up in basis once the transaction closed.

JOHN LITT: And what's the FAS - sorry, straight-line rent adjustment?

JERRY SWEENEY: FAS 141 is minus ...

UNKNOWN MALE #1: FAS 141 is about minus 4 million and the straight-line rent reset is about a positive 9 million.

JOHN LITT: So the 188 GAAP NOI for Prentiss would be more like 179?

UNKNOWN MALE #1: The 188 would be more like - yes.

JOHN LITT: You said 9 million is the reset, is that just for restarting the lease base on the date the acquisition closes or is that the straight-line rent?

UNKNOWN MALE #1: Pro forma January 1.

JOHN LITT: Pro forma January 1 you're going to have $9 million of straight-line rent?

UNKNOWN MALE #1: Reset, that's correct.

JOHN LITT: So the cash NOI will be 179? Correct?

UNKNOWN MALE #1: That is correct.

JOHN LITT: I was curious why the D.C. portfolio - the piece of the D.C. portfolio that Brandywine is getting has a lower occupancy or has an 87% occupancy. What are some of the challenges in that portfolio? And particularly in regards to Dallas with a 90% occupancy, are there any issues there that we need to beware of?

TOM AUGUST: John, this is Tom August. The issues in the mid-Atlantic portfolio I think we've talked about on our Prentiss Properties call before is really in suburban Maryland. The Northern Virginia portfolio is well leased, we've had a few expirations and some vacancy in suburban Maryland and that is where we talked about our challenge and our opportunity for '05. Dallas with 90% is certainly well above the market for that market and we are looking forward - we bought the 7-11 building at about 70% leased, so that is where a major portion of the vacancy is. In addition, we have one small almost warehouse type building in Allen, Texas that's 100,000 feet. So on that building a large square footage vacant but very low income loss.

JOHN LITT: I guess my question on the D.C. portfolio is Pru's (ph) picking up it looks like about 20-25% of the D.C. portfolio. Is that piece of this better leased? Are they cherry-picking some of the better assets out of the D.C. portfolio?

TOM AUGUST: No, actually, John, Prudential is really only picking up two assets in the entire Washington, D.C., area with the allocated value well below that percentage. I think as we looked at the suburban D.C. marketplace, I mean, first of all Prentiss has an extraordinarily strong operating platform down there. We certainly like all the submarket locations in which we're bringing the properties over and I think the allocation of properties in D.C. was along the lines of the answer I gave to the previous question relative to there was a negotiation and some very positive give and take on how both sides wanted to deploy capital. So I don't think you can really read anything into how those allocations progressed.

JOHN LITT: OK. And you talk about 8 million square feet of developable land, I think big chunks of those are in Philly, Dallas and northern California. What do you think the time frame is on being able to monetize some of that by either selling it or by building on it?

JERRY SWEENEY: Well, I think as we look at the development pipeline which is identified on page - I'm working to a page here for you, John, hold on a second. I'm sorry, page 10. Certainly we look at the Pennsylvania suburban and Philadelphia urban opportunities. The Philadelphia urban opportunities are the Byberry award that we received last year that's in the northeast part of the city of Philadelphia as well as 2 Christina Center and the Pennsylvania suburban opportunities are pretty much mixed between - in the five counties. We certainly anticipate starting some of those developments in the next 12 to 24 months, particularly in the Philadelphia suburban area. We are planning on starting the two New Jersey properties by the end of this year. That will generate a couple hundred thousand square feet.

Prentiss had previously announced, and we feel very strongly, concur with their process of starting a building in metro Washington, Austin and northern California in the very short term. So, as we look at the development pipeline over the next 12 months, we certainly would anticipate that that would be somewhere in the $320 to $350 million aggregate range.

JOHN LITT: Right. Just changing gears for a second. I'm looking at this G&A number, both the savings, synergies I guess you'd call it, and the G&A for Prentiss. Prentiss' G&A was running more in the $13 million level and I guess for some reason that's expected to ramp up to 15 for '06. I was kind of curious why? And then the other is I was surprised that you were only going to come down by four when the top four executives of Prentiss are probably earning in the $3 million range combined? There might be some other synergies you could generate from eliminating public company costs in one of these companies.

JERRY SWEENEY: John, that's a very good point and that was certainly a topic between Mike, Tom and myself and the rest of our teams. I think as we look, I mean, the synergies we're looking to phase in certainly during 2006. I mean there are some point of transaction costs which will no longer be in place going forward. But certainly I think hopefully the message you're hearing loud and clear on the call is this transaction is about creating a lot of future capacity, not necessarily driven to cutting a lot of current costs. So I think what we wound up doing is taking a look at what we thought a minimum baseline would be around that $4 million mark, certainly feel very confident we can execute on that and hopefully achieve more than that as we look at the combined company going forward.

But we thought it was a little bit disingenuous to be putting out a larger synergy savings, knowing full well that there's going to be a phase in period and an integration process where something that may not be factoring in now may come up. And in terms of the G&A ...

UNKNOWN MALE #2: As it related to the 15 million, that was simply a run rate number with some expectations on a stand-alone basis for 2006 that we used as we were modeling out the transaction.

MIKE: John, we had planned on adding people as we ramp up our development. Now maybe those people from an accounting perspective would have been capitalized, but in working with the Brandywine folks on what our G&A was, we recognized the additions. Because of the developments in northern California and elsewhere, we did not go through the process to say these people might be capitalized or not, we just gave them the absolute number.

JORDAN SADLER, ANALYST, CITIGROUP: That was hopeful. This is Jordan Sadler here with John. I just had a couple others. One, is there a breakup fee on the deal?

JERRY SWEENEY: There is a breakup fee of $60 million.

JORDAN SADLER: OK. And what are the cap rates on the individual pieces, the Prudential piece for instance and then expected cap rates on the Chicago/Detroit sale?

JERRY SWEENEY: I think as I mentioned, the overall transaction cap rates - as we look at it certainly we're looking at a 2006 number - is in the mid sevens, and then when fully loaded for the land inventory and transaction loss it's closer to 7%.

UNKNOWN MALE #3: The Chicago and Detroit portfolio - again I'm basing this on 2005 numbers of what's in place - will be in the mid to upper sixes. I think that's consistent with what we've been telling everybody the last couple quarters.

JORDAN SADLER: And what do you think the timing would be like on Chicago/Detroit, is that fourth quarter?

UNKNOWN MALE #3: We closed 123 Wacker which is our biggest last week, so that was a big number. We've got two others, one northwestern and the industrial that are under contract and firm with a fair amount of hard money which should close in the next two or three weeks. The others are all in various stages of letters of intent and due diligence. I think we did file - I think it was an 8-K last week or so where we indicated that one of the properties that was - one of the contracts that encompassed five fully leased buildings fell out of bed. We have now gone back to the next in line in terms of bidders - it will be more than one bidder unfortunately. We're in the process of negotiating those contracts. It's moving along. I would suspect that it should close by year-end, but there could be one or two that fall out, again, into the beginning of next year, but the process is continuing as we had hoped.

JORDAN SADLER: Perfect, thank you.

OPERATOR: Thank you. Our next question is coming from John Kim with Banc of America. Please go ahead.

JOHN KIM, ANALYST, BANC OF AMERICA: Thank you, a question on what's in the transaction. I just wanted to make sure, Jerry, that the Brandywine share component is fixed at 0.69 shares?

JERRY SWEENEY: It is fixed, yes.

JOHN KIM: Regardless of your share price.

JERRY SWEENEY: Correct.

JOHN KIM: Can you discuss the fee relationship you have with Prudential? I understand it's a management fee only and it's for two years? And can you discuss potentially making this a longer relationship?

JERRY SWEENEY: Actually we would contemplate that it will involve both management and leasing and Prudential has agreed to enable us to do that for two years. Now, certainly our expectation is that given the quality of the team that we have running those assets and their familiarity with the market and the real estate that Prudential will be open to extending the length of time of those agreements. As we looked at it, it was a very important part of the transaction from a couple different vantage points.

Number one, that revenue stream gives us the ability to really leverage in a very positive way the existing Prentiss regional operations as we look to deploy capital into those marketplaces. It provides a revenue stream to support that overhead as we move forward over our business plan for the next two years. And certainly in those markets we'll be looking to - as I mentioned in my commentary, looking to significantly increase our capital allocation to those markets where there will be a high amount of properties being managed for Prudential. So I think we're delighted with the length of time that Prudential is willing to engage us for on those properties.

JOHN KIM: OK, and, Jerry, you mentioned potentially selling about a third of the Texas assets from the Prentiss portfolio. Have you identified these assets and is Cityplace Center one of the assets that you're considering?

JERRY SWEENEY: We in the process of taking a look at every one of the assets. I think that the quality asset base down there and the divergence of different submarkets I think gives us a full range of opportunities to look at, at meeting that objective.

JOHN KIM: And the timing would be?

JERRY SWEENEY: Well, I think as I mentioned, John, we're looking sometime in the 12 to 24 month period achieving that goal and that we view it as, again, a very viable capital recycling opportunity for the combined company, again, with the comfort of having an extraordinarily strong management team in place down there to continue to optimize value as we look at which assets we actually recycle.

JOHN KIM: OK, thank you.

JERRY SWEENEY: You're welcome.

OPERATOR: Thank you. Our next question is coming from David Fick with Legg Mason. Please go ahead.

DAVID FICK, ANALYST, LEGG MASON: Good morning. I'm assuming you're looking at a year-end closing here?

JERRY SWEENEY: Yes, we're trying to do a closing by the end of the year or the very early part of 2006.

DAVID FICK: Are you at this point in a position to reaffirm '05 guidance? And the reason I'm asking is you mentioned, Chris, some prepayment penalties and I would assume there will be some restructuring charges at some point?

CHRISTOPHER MARR: Prepayment penalties we would expect would end up actually being capitalized as a cost of the deal because they'd be incurred at closing. At this point our practice had been to provide fourth-quarter 2005 earnings guidance when we released third-quarter earnings. We would anticipate staying on that track.

DAVID FICK: So it's reasonable to assume there's some moving pieces there and we might anticipate some change?

CHRISTOPHER MARR: There are many moving pieces between now and the end of the year.

DAVID FICK: OK. On the staff coming over from Prentiss, you've given some administrative and operating folks, what about on the development side? You've got a pretty deep pipeline there, will you be enhancing the existing Brandywine team?

JERRY SWEENEY: Well, I think that another key advantage I'd chat about for a second is within the Prentiss regional operations, there's very strong development personnel there. That, Dave, does contrast a bit with how Brandywine's done this. We've head kind of a central development group. So I think as we looked at the development landscape for the company, we have really the best of both worlds. We have very seasoned people who have staffed up our development activities here in the greater Philadelphia region, and as the combined company looks to move forward with developments in the existing Prentiss margins, number one, there is good staffing levels in those functions now, but certainly as the pipeline expands, I think we would take a look at whether any additional personnel are needed.

DAVID FICK: OK, as a follow-up to that, how do you feel about the Dallas market now, Jerry? Did you get to spend much time there, and what does your research tell you about demand in that market?

JERRY SWEENEY: Well, the thing is my visits to Dallas, of which there were certainly several during this process, a couple of observations. Number one, I think the quality of the assets in the Prentiss portfolio is very high, so that was a strong positive in how we viewed the market. I think their location and how they've been managed, maintained and leased is certainly a very strong positive. As we assess Dallas going forward, I think I was pretty clear in my comments already that, you know, we're looking at a multi-prong business plan. One is that, you know, we'll continue to opportunistically grow the Philadelphia region.

We plan on significantly expanding our presence in Washington, D.C. and Northern and Southern California, and we view Dallas as a - as a marketplace that has the opportunity to general capital recycling opportunities for the company.

So it's given a quality asset base, the occupancy levels, the rental rates in place, the management team in place, there is not a driven need to recycle that capital tomorrow, but certainly as we look at the market long term, we do (INAUDIBLE) one more that says merchant building and trader market as opposed to an investment market for us.

DAVE: OK. And then the last question, making this deal all taxable, following up on Jean-Luc's (ph) earlier question, don't you anticipate a certain amount of pressure on Brandywine's shares given that you anticipate some selling just to cover the tax liability?

UNKNOWN MALE #1: Well, I'll certainly - remember, Dave, I'll certainly have cash given the component piece of the deal, so there's a fair amount of cash being contemplated for this transaction structure. That's certainly an availability of paying the taxes.

DAVE: OK, thanks a lot.

OPERATOR: Our next question is coming from John Guinee with Legg Mason. Please go ahead.

JOHN GUINEE, LEGG MASON: Hello?

OPERATOR: Mr. Guinee, your line is live. Please go ahead with your question.

JOHN GUINEE: Thank you. Hey, Jerry, can you go through for everybody your numerator and denominator on how you got to $195 a square foot?

UNKNOWN MALE #1: The numerator and denominator?

JOHN GUINEE: What's your total capitalization in terms of whether it includes your transaction costs and how many ...

JERRY SWEENEY: Yes, when you look at - when you look at the total transaction value for Brandywine, which would be exclusive of the land and the transaction cost is how we've looked at it, you know, at roughly 2.4 billion on 12.2 million square feet, including our pro rata share of the joint ventures.

JOHN GUINEE: Got you, OK. Second, when you're looking at the Prentiss portfolio, when do you think you're going to be able to be on a stabilized basis by the end of '06? What sort of occupancy level do you think you can hit?

UNIDENTIFIED MALE #1: Well, I think that, you know, we certainly anticipate some gradual improvement over where they are right now. We've factored some of that into our projections, but certainly nothing dramatic over the current occupancy levels.

JOHN GUINEE: OK.

UNIDENTIFIED MALE #1: A gradual recovery, just very much in line, John, you know, we look at our portfolio in terms of, you know, getting good traction, gradually improving rental rates and aggressively seeing posture, but certainly as we assess the revenue risk to Brandywine post closing, I think we drill down at every asset level, look at every assumption and assigned a probability of waiting to it to come up with our overall evaluation.

JOHN GUINEE: OK. Last question, what was the total capitalization of Brandywine when you took over in the early `90s?

UNIDENTIFIED MALE #1: $4 million.

JOHN GUINEE: Congratulations. Nice job.

UNIDENTIFIED MALE #1: Thank you.

OPERATOR: Thank you. Our next question is coming from Jim Sullivan with Green Street Advisors. Please go ahead.

JIM SULLIVAN, GREEN STREET ADVISORS: Thanks. A question for Mike and Tom. The premium you negotiated for your shareholders on this deal is smaller, a lot smaller than what we've seen on other recent REIT M&A deals. What sort of resistance do you expect from your shareholders regarding where it came out?

UNKNOWN MALE #2: Well, Jim, you know, I think that given that we're trading at all time highs, at some point, I think we stopped looking at the premium and starting to look at what is the absolute number that it's worth, you know? I'd tell you one thing, I'd rather get a $43 with a five percent premium than if we're trading at 30 and I get a 20 percent premium.

We're looking at the absolute value. We looked at our portfolio and we thought that this was a good price. Forget the premium, $43 is a good number.

JIM SULLIVAN: All right. Given that this is a taxable deal, what about the alternative of just continuing what you started with Chicago and Detroit, split the portfolio into pieces and ...

UNKNOWN MALE #2: Well, I think, you know, you sell the portfolio, you're going to have taxes to pay anyway. You know, a 15 percent capital gains tax in this environment, which sounds pretty good to me.

UNKNOWN MALE #3: Yes, the other thing, Jim, is as a practical matter, because when we looked at all our various alternatives to realize maximum value, you know, one of them we discussed with our board was liquidation, but that's a very difficult road to hoe. It's one thing to sell off Chicago and downsize Dallas, and you can keep your organization intact.

You cannot keep an organization intact and keep going as an operating business if you know you're just shutting everything. And this is the best way we firmly believe to realize that value.

JIM SULLIVAN: A question for Jerry. Jerry, you and Chris went through some detail on the FFO accretion, but you also made the comment that this deal is accretive to NAV. Is that because you're buying the assets on the (INAUDIBLE), you're assuring equity at a premium to your own estimate of NAV for Brandywine? How is this deal accretive to NAV?

JERRY SWEENEY: Jim, now, when we looked at the NAV for the combined (INAUDIBLE), it had a couple of component pieces. One is, you know, as a follow-up on Tom's comment, I mean, we clearly view it as the NAV (INAUDIBLE) at $43 a share.

I mean, we worked our way through the transaction, as I said, did a lot of due diligence at a real estate level, assess risk to a - to a (INAUDIBLE) to come up with the evaluation.

As we looked at the Brandywine portfolio, and certainly as we look at any of the accretion, we think our stock is trading at, you know, certainly higher than it has over the past several years, but then also benchmarked against the consensus NAV estimates available on the street for the company. And we think that we're in the, you know, two to four percent accretion range for NAV.

JIM SULLIVAN: OK. Finally, the breakup fees, those are the 60 million, is it applicable to both companies?

JERRY SWEENEY: No. The 60 million is applicable in the event of a - of a breaking fee if there's a topping off or received by Prentiss. The transaction does contemplate a mutual $12.5 million fee in the event that there is not a positive shareholder vote, in addition to some expenses.

JIM SULLIVAN: Thank you.

OPERATOR: Thank you. Our next question is coming from Greg Krondi with Wachovia Securities. Please go ahead.

GREG KRONDI, WACHOVIA SECURITIES: Yes, hey guys. I was just wondering if you could comment on the cost allocation and the purchase price for the Dallas and Fort Worth assets? And as we look through a cycle for the Texas assets, does that include land and buildings or just the buildings?

JERRY SWEENEY: It includes - I think it includes both land and buildings and I think in terms of the allocation of values, we certainly looked at, you know, marketplace dynamics, rental rate growth, comparable sales, market - sub-market positioning, and as you would expect, you know, certainly some of the sub-markets had a higher - (INAUDIBLE) a lower cap rate assigned to them than others.

And certainly Dallas would have been ones that would have been higher than in Washington, D.C. for example.

GREG KRONDI: And so what portion of the $3.3 billion purchase price did Dallas and Fort Worth represent?

UNKNOWN MALE #1: It represented ...

JERRY SWEENEY: We assign value in that portfolio about $134 a foot.

GREG KRONDI: Great. You mentioned cap rates and you mentioned earlier in the call about seven and a half cap rate on the transaction. Is that a cash number or a GAAP number?

UNKNOWN MALE #1: That's a cash number, and again factoring in the 2006 projections.

GREG KRONDI: All right. Jerry, earlier on the call, you talked about the relationship at AVP and having to expand that. Why do you think that - or what makes you think that that's going to be something in the near future if Prentiss could have done it already?

TOM AUGUST: Well, this is Tom August. Let me answer first of all, you know, the relationship has been with the organization and, you know, myself, Mike and the regional managers that AVP has dealt with, are still going to be in place. I think another factor, which I don't want to minimize, is we made a lot of money on those assets and AVP should be very happy with the performance.

So you have a - you have an organization that is looking to put up money; you have an organization that is still dealing with the same people; and have had a great experience in making money at it. So we would think that they would like to continue.

GREG KRONDI: And finally, just a housekeeping, Chris, what's the floating rate debt going to look like with this transaction?

CHRISTOPHER MARR (?): Well, I mean, that's a hard number to say because post-transaction, we will have put into place a variety of different P-locks
(ph) and slots, all of which are in progress at this moment. So I think you'll get a better idea for that when we announce third quarter earnings.

GREG KRONDI: OK, thanks guys.

OPERATOR: Thank you. Our next question is coming from Rich Anderson with Harris Nesbit. Please go ahead.

RICH ANDERSON, HARRIS NESBIT: Thanks. Just another quick one on the cap rate. You said assuming '06 projection, so that would assume, I guess, the dispositions in Chicago and Detroit. What about on the acquisition side? Are there any sort of external growth projections you're assuming?

UNKNOWN MALE #1: A good question, Rich. Now, I think we certainly did not assume any income coming in from the Chicago or Detroit assets.

RICH ANDERSON: OK. And what about same store growth?

UNKNOWN MALE #1: And we didn't - we did not really assume any additional investment activity.

RICH ANDERSON: OK.

JERRY SWEENEY: I think when you look at it, you're looking at a quarter Brandywine. As I said, we'll articulate as we always have very specific expectations on our same store pool, how we're looking at 2006, how we're looking at '06 on an investment climate, interest rate climate, et cetera, when we - when we provide that specific guidance when we release earnings later this month.

So I think - I think it's a fair question. I think it's a question that we're going to be better prepared to answer when we get more specific on our expectations for '06.

RICH ANDERSON: Aren't the Prentiss leases above market, than average?

JERRY SWEENEY: The average certainly, but as you look at it again, 141 you're looking at on a lease-by-lease, suite-by-suite basis, so you have both within markets as well as within portfolios, some above, some below, but obviously given that the 141 is a net $4 million deduct to FFO, on average, that would be the case.

RICH ANDERSON: Jerry, maybe a tough question to answer, but do you think you can do a better job running the Prentiss portfolio?

JERRY SWEENEY: I think the combined company is going to have a lot more opportunity than either a standalone company. I think one of the - the wonderful symmetries in this transaction certainly as I assess and certainly as our board assessed it was that, you know, one of the key assumptions that go into the transactions at the Prentiss organizations I touched on is first class. They know their markets well. They execute their business plans well. They know what leasing strategy they need to employ, as I think frankly our operating people do also.

So you really have a situation where you have very good operating teams throughout the combined company. I think what I look at from, you know, in a pre-closing Brandywine situation, and certainly would look at from the Prentiss standpoint, is that the combination of the two organizations will afford more opportunities, both from a career standpoint, career (INAUDIBLE), capital deployment, capital flexibility, portfolio managing.

So I think it's not a matter of us being able to do better than anyone else. I think it's a matter of us collectively being able to achieve a better result.

RICH ANDERSON: OK. Last question, might the Prudential portion of the transaction be something that would be sold for you down the road?

JERRY SWEENEY: I can't address that. I mean, Prudential has been a wonderful partner in this transaction. You know, they're investing in these assets on behalf of different of their investor funds. There are no assurances informal or formal that we would have any access to those assets upon a capital event for Prudential.

And our objective with Prudential is to - is to work together as we have to get the transaction closed and then upon closing to do a stellar job managing those properties so that we have (INAUDIBLE) management stream.

RICH ANDERSON: Do you like those assets and would you want to own them if it was just your decision?

JERRY SWEENEY: We like the - we like the entire portfolio.

RICH ANDERSON: Thanks a lot.

OPERATOR: Thank you. Our next question is coming from Alexander Goldfarb with Lehman Brothers. Please go ahead.

ALEXANDER GOLDFARB, LEHMAN BROTHERS: Yes, good afternoon. My first question is on page 13 of the slide. On the Prentiss pro forma FFO contribution, the GAAP NOI and the interest expense from the assumed debt, I assume that both of those reflect on the NOI portion, the sales of Chicago and Detroit?

And then on the interest, that reflects what you would assume versus the stuff that's going to be paid off?

UNKNOWN MALE #2: Both of those assumptions are absolutely correct.

ALEXANDER GOLDFARB: OK. Next, I think there was a comment that the Chicago and Detroit sales were intended to value somewhere in the upper six cap rate range. Is that correct?

UNKNOWN MALE #2: That's correct.

ALEXANDER GOLDFARB: OK. So given that the purchase price, the total valuation is somewhere in the seven to seven and a half, I mean, should we think of this as there is sort of a discount for buying in bulk, or why would, you know, assets which, you know, some would say should, you know, be cheaper than the California or Washington assets, why would it sort of be the (INAUDIBLE) we'd expect?

UNKNOWN MALE #2: I think there are a couple of reasons, and Jerry can add maybe a couple more. I think first of all, I want to make sure we're looking at apples and apples. I'm talking about '05 income. He's talking about '06 income.

ALEXANDER GOLDFARB: It would be the apples to apples.

UNKNOWN MALE #2: Well, no, no. The difference is, I'm talking about mid upper 60's on '05 income. Jerry is talking about low to mid sevens on '06 income. Secondly is, you know, while the first (INAUDIBLE) pricing may be different, I would (INAUDIBLE) to differ with you, 123 Wacker is probably one of the finest buildings around, so that is a very, very good asset.

And I would compare the quality of that asset to anything in a number of different markets. So the quality of what we own and are selling in Chicago is of very, very high quality. You know, not as good a market as some others, but a very high quality, so given that market and given the expectations, we're getting - we're getting premium pricing on that.

JERRY SWEENEY: Yes. I think that (INAUDIBLE), I think that's the key distinction is the - we're looking at, you know, the run rate for '06, and that certainly creates, I think, the divergence of the cap rates. I mean cap rates are interesting numbers to be quoting anyway, and I think, you know, we're looking at more of a range. We looked at asset valuation; we looked at the inclusion of the management teams. But, I think, if you go to the core of your question, we went into the transaction and "we" being "Granny One" (ph) and "Prentiss" that this had to be a fair real estate deal. I mean, I think we collectively spend a lot of time understanding the real estate as they took a hard look at our assets, and we are fortunate from the standpoint that there's a lot of collective experience in both companies that can assess value, and I think we concluded that the offer we made, the offer they accepted at that $43 a share is very reflective of fair value given the market dispersion and all those other things that are added to the combined company.

UNKNOWN MALE #2: OK, but do you have a cap rate that you'd like to quote for an apples to apples in terms of the full year '05 on the total?

UNKNOWN MALE #1: We don't.

UNKNOWN MALE #2: OK.

The next - my final question, it just goes back - obviously, you guys are the first major public-to-public office merger since the EPO speaker. We've seen a lot of office companies that have sort of struggled through as national platforms relative to the regional ones that have seemed to perform better. What lessons do you think that you guys have learned from other's experiences that, you know, hopefully you won't replicate that?

UNKNOWN MALE #1: I mean from our standpoint, I think, you know, we're very - and hopefully we've made clear, that the approach we're taking here on a combined company is very much of a targeted market approach. It basically gives the combined company multiple markets to expand in, but those multiple markets are already defined. We're talking about expanding in Washington, D.C., which is, you know, a 240 million square feet suburban office market. I mean, when I compare that to a Philadelphia, which is a 100 million square feet in total, including CBD, when you add on apPrentiss platform and additional capital capacity of the company, there's tremendous growth potential in that market.

And when you look at northern and southern California, the same statistical comparison in terms of the growth, and the depth, and diversity of those markets, there's no intention here by this company to embark on a national platform. I think this is an effort and a recognition by both organizations to, you know, create a market concentration strategy in a very specific number of markets, and (INAUDIBLE) on that as opposed to expanding into multiple new markets.

UNKNOWN MALE #2: OK, thank you.

OPERATOR: Thank you. Our next question is coming from Sri Nagarajan with UBS. Please go ahead.

SRI NAGARAJAN, UBS: This is Sri Nagarajan with Scott Crowe (ph) here. Looking on page 13, one quick question here, third-party management fees. I'm assuming that all of the Prudential fees are coming in this (ph). If so, could you please explain what the fee structure is and what the run rate is per year?

UNKNOWN MALE #3: At this point, the final negotiations with Prudential are pretty well wrapped up. And what that represents specifically is roughly about a million of that - a little bit more than that coming from Prudential and the balance coming from some management of an asset in Chicago. And those fees essentially represent a market rate as a percentage of revenue and on a run rate basis, you know, you kind of extrapolate a revenue number and you can get there.

SRI NAGARAJAN: OK, in terms of your disposition - the (INAUDIBLE) disposition in Chicago and Detroit, I'm assuming that there will be no special distributions of the proceeds in any way in the fourth quarter. Is that a fair assumption?

UNKNOWN MALE #3 (?): Certainly speaking before the merger occurs, yes. We would not be planning on making a distribution.

SRI NAGARAJAN: All right, thank you.

OPERATOR: Thank you. Our next question is coming from Juan Sanabria with Zimmer Lucas Partners. Please go ahead.

JUAN SANABRIA, ZIMMER LUCAS PARTNERS: I have a couple of questions. First off, it looks like the interest expense assumption that you guys are using on slide 13 implies about a six-and-three-quarters interest expense. Is that a conservative number where you're raising that currently? It just seems a bit conservative at that 50 million on interest expense ...

UNKNOWN MALE #3 (?): Particularly if you look at what the assumption are on that, it's not just the 750, but there is, as we discussed, there's also an incremental 150, $170 million credit facility borrowing required to close. So your 50 needs to be divided into by that larger denominator. But essentially, we're looking at, you know, a five-year that we have trading out there as a benchmark. We have a 10-year trading out there as a benchmark. So you can look at those benchmarks.

I mean, to give you a frame of reference, it's probably 110 to 120 over on a five-year and a 135 to 145 over on a 10-year. And, you know, those spreads are probably a little bit wide of where we think we can get to, but also encompass a little conservatism.

JUAN SANABRIA: Also, what are you assuming is the use of proceeds from the Chicago portfolio? Is there any reinvestment of that? Is there any incremental - I know a lot of you guys are factoring in from investments of the Chicago's proceeds, or are we just assuming that that cash is going to be used to pay down debt once it's gotten from Prentiss.

UNKNOWN MALE #3 (?): That's correct. The cash will be used to pay down debt.

JUAN SANABRIA: OK. And can you talk at all about what your assumptions are for the internal or the old Brandywine as far as your Radner (ph) and Sera Center
(ph)? It just seems that three percent year over year growth for the baseline Brandywine companies are a little conservative given the growth opportunities you have in '06 but at Radner (ph) and Sera Center (ph).

UNKNOWN MALE #4 (?): Right. Well, I think as Chris touched on, we will be in a position to add a lot more clarity to that during our earnings call that will take place in the next couple of weeks. So, I mean, we certainly - we think that Sera Center (ph), is first tenants moving in, and, you know, is 93 percent leased staging in during the course of 2006, and we continue to see good traction at Radner (ph). It's a competitive market, but I think we're pleased with our position. So we'll add some more color to those two points in the next few weeks.

JUAN SANABRIA: Thank you.

OPERATOR: Thank you. Our next question is coming from Brian Jones with Neuberger Berman. Please go ahead.

BRIAN JONES, NEUBERGER BERMAN: Hi, thanks. I just have one quick question and forgive me if it's kind of been asked. I was cut off for a little while.

Could you talk a little bit about northern California and the Oakland assets you're picking up both in terms of how those specific submarkets have been performing lately, and the ability for the combined company to grow its exposure either through development or acquisitions up in northern California?

MIKE ERNST: I'll tackle that. This is Mike with Prentiss. I think one of the real jewels that Brandywine's picking up is the Northern California portfolio. We're the dominant landlord in the Lake Myriad (ph) and the largest landlord in Oakland today. It's been performing very well. Our 2,100 Webster (ph) building that you're familiar with, we're about - that's one of the development projects we talked about. We're about to embark on a 200-odd-thousand square foot expansion of that building, which we think will be very well received. We've got two additional sites for development there in Oakland, one across the street from the current Ordway (ph) building, which we're in discussions on a possible development opportunity there as well as what we call "site B", which would be further down the road.

So I think with what Dan Cushing (ph) has accomplished out there in the last couple of years is indicative of what we can do in the future, and we continue to believe that's a market that will serve the new company very well.

If you look at our occupancy there with the exception of the new building we bought, which we bought in about the 70 percent range, we're at 90 percent occupancy, and I would think that that's one of the markets where we're improving our rents probably most dramatically.

BRIAN JONES: OK, so in northern California, you would say, I mean, space is rolling to higher rents in your portfolio there today?

MIKE ERNST (?): I can't - I mean, off the top of my head, I don't know the specific reasons, but in general, we have been raising rents and I would think we should see certainly in '06, an increasing market to market from where we are today.

BRIAN JONES: OK, all right. Thank you very much.

OPERATOR: Thank you. Our next question is coming from Steve Scholid with EAC. Please go ahead.

STEVE SCHOLID, EAC: Hi, it's Steve Scholid, I just wanted to know, would both companies pay their next scheduled dividends in December and if the deal closes after those record dates in December, will you pay - will both companies pay Pro Rata dividends?

UNKNOWN MALE #3 (?): Yes, we will, and there's synchronously between the closing date and the dividend payments. And that will be more disclosed in our proxy statement.

STEVE SCHOLID: So, does that mean that you'll pay your next December dividends, but you won't pay a Pro Rata dividends for the next period?

UNKNOWN MALE #3 (?): We're scheduled to pay the ...

UNKNOWN MALE #4 (?): The December dividend will be paid as both companies record date, next date payment date will be equally than whether or not there needs to be used a Pro Rata dividend is largely controlled by when the transaction closes, which as we said, is impossible to state right now.

STEVE SCHOLID: Say your record days last year for Prentiss was 1227, let's say that's the same this year, and let's say your deal closes in the third week of January. Will shareholders get a Pro Rata dividend from 12/27 to let's say January 20th?

UNKNOWN MALE #5 (?): Yes.

STEVE SCHOLID: Yes. And the same thing on the Brandywine side, there will be a Pro Rata dividend paid to their shareholders also?

UNKNOWN MALE #5 (?): Is Brandywine (INAUDIBLE) Brandywine shareholders ...

UNKNOWN MALE #4 (?): Would get their ...

UNKNOWN MALE #5 (?): Yes.

STEVE SCHOLID: The Pro Rata dividends on both sides if the deal closes in January?

UNKNOWN MALE #4 (?): No, not the Pro Rata on the Brandywine side. The Brandywine existing shareholders would simply get the normal dividend they'd be entitled to in due course.

STEVE SCHOLID: But Pro Rata on the Prentiss side?

UNKNOWN MALE #5 (?): Correct.

STEVE SCHOLID: OK, thank you.

UNKNOWN MALE #5 (?): You're welcome.

OPERATOR: Thank you. Our next question is coming from John Vojticek with RREEF. Please go ahead.

JOHN VOJTICEK, RREEF: I just wanted to confirm that if the Brandywine shareholders were to vote against this deal, you would only pay Prentiss $12 million. Is that appropriate?

UNKNOWN MALE #5 (?): 12.5 million plus expenses.

JOHN VOJTICEK: What's the expense number roughly, do you know?

UNKNOWN MALE #5 (?): In the $6 million range I guess would be the amount.

JOHN VOJTICEK: Great, thank you.

UNKNOWN MALE #5 (?): That's not a fixed number, please understand.

JOHN VOJTICEK: Great, thank you.

OPERATOR: Thank you. There appears to be no further questions at this time. I'll turn the floor back over to you for any further closing remarks.

UNKNOWN MALE #5 (?): Elsa (ph), thank you very much for orchestrating the call and for all of you for participating. Thank you.

OPERATOR: Thank you.

This does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day.

END

FORWARD LOOKING STATEMENTS: Certain statements in this transcript constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, the companies' ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company'S filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
This transcript does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties will file a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC's website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine's 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.